FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: January 21, 2005                                                   By :    /s/David Patterson/s/
                                                                        Title:     CEO

DONNER MINERALS LTD.
Management’s Discussion and Analysis
Nine Months Ended November 30, 2004

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Donner Minerals Ltd. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended November 30, 2004 and related notes thereto. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is January 21, 2005.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties with a focus on nickel and associated metals. The Company has projects in the South Voisey Bay area of Labrador, Newfoundland, the Stephens Lake area of Manitoba and the Rainbow Lake area of Nunavut. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols DML and DNL respectively.

Exploration Projects

South Voisey Bay Project, Labrador

The South Voisey Bay Project is located in central Labrador, in the province of Newfoundland and Labrador. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

The most recent exploration work on the South Voisey Bay Project has been carried out by Falconbridge Limited (“Falconbridge”). Falconbridge had an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

Falconbridge spent approximately $4.8 million on exploration during fiscal 2002, 2003 and 2004. In April 2004, Falconbridge advised the Company that they will not be pursuing the option to earn a 50% interest in the South Voisey Bay Project.

The core of the South Voisey Bay property remains in good standing because of the expenditures incurred to date, however non-core claims may be relinquished from time to time. The Company and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

Stephens Lake Project, Manitoba

The Stephens Lake Project is located in northern Manitoba and covers approximately 4,400 square kilometers. The Company has the option to earn from Falconbridge a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

A 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey was flown in the fall of 2003. The airborne and follow-up horizontal loop electromagnetic and magnetic ground geophysics identified ten distinct target areas for drill testing. A ten hole (approximately 2,500 metre) diamond drill program began in March 2004.

No ultramafic rocks were intersected in any of the drill holes and all conductors were explained by graphite, iron sulphides or oxide iron formation in metamorphic rocks. No significant assays were returned from any of the drill holes.

The Company and Falconbridge have no plans to carry out any further work on the Stephens Lake Project at the present time. However, the property is in good standing because of the expenditures incurred to date and all data will be thoroughly evaluated before any decision is made on the future of the project.

As of November 30, 2004, the Company has expended a total of $2,826,069 on the Stephens Lake Project net of $289,020 in government grants. The Company’s option with Falconbridge is in good standing.

Rainbow Project, Nunavut

In June 2004, the Company entered into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new nickel project in Nunavut know as the Rainbow Project. The Rainbow Project is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba.

The Company has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the property.

If a Joint Venture is formed, and, provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to increase its interest in the Specific Project to 60% by carrying out a Feasibility Study on the Specific Project, and to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

The Rainbow Project is characterized by nickel mineralization associated with komatiitic ultramafic rocks, basalts and sedimentary rocks comprising a volcano-sedimentary basin broadly similar to Kambalda in Western Australia, the Thomson Nickel Belt in northern Manitoba and the Raglan area in northern Quebec.

Sporadic exploration of the project area has occurred from the 1940’s, mostly for iron formation hosted gold deposits. In 1977 Noranda prospected for gold, mapped parts of the area, completed an INPUT magnetic / electromagnetic survey, and located nickel sulphide mineralization. Noranda prospected the area further in 1990 and 1991 for high-grade komatiitic nickel deposits.

The Main Zone consists of blocks and boulders of disseminated to massive sulphides, interpreted to be in place or locally derived. Sulphides occur within ultramafic volcanic units or along contacts with mafic members. Mineralization tends to be largely restricted to the lower portion of the ultramafic flows. Sixteen historical grab samples from the Main Zone range from 1.47% to 2.65% nickel and from 0.15% to 0.46% copper.

A historical glacial boulder approximately 1 kilometre southeast and down ice from the Main Zone assayed 4.7% nickel. A separate historical glacial boulder approximately 2 kilometres down ice from the Main Zone assayed 7.4% nickel. The historical glacial boulders are interpreted to be from the vicinity of the Main Zone, but they may be more locally derived.

Seven historical grab samples, located approximately 1 kilometre southwest of the Main Zone in an area known as the West Zone, ranged from 0.42% to 0.86% nickel, and from 0.04% to 0.06% copper, however one additional sample assayed 3.00% nickel.

2004 Program

The known nickel sulphide mineralization was not drilled by Noranda. Three short holes were drilled in the area by Inco in the 50’s in the stratigraphy of interest.

The 2004 exploration program, which was carried out by project operator Falconbridge Limited in July and August, consisted of an airborne magnetic and electromagnetic survey, a ground magnetic and electromagnetic survey, geological mapping, prospecting and 1,012 metres of NQ diamond drilling in six holes.

Drilling focused on geophysical targets related to previously identified nickel sulphide showings and on new geophysical targets. The results of the 2004 program are described in detail in the Company’s news release dated November 2, 2004.

A total of 1,012 metres of NQ drilling in six holes were drilled during the 2004 program. Four holes intersected disseminated magmatic sulphides with nickel grades less than 0.5%.

One hole, RB-04 intersected 13.10 grams/tonne gold over 2.14 metres, including 24.20 grams/tonne gold over 1.00 metre, associated with 10 – 15% sulphide stringers and silicifiction at the base of a mafic volcanic unit.

One semi-massive sulphide boulder was collected in the vicinity of a sulphide iron formation and area of quartz veining. The boulder assayed 1.35 grams/tonne gold.

One sample from oxide iron formation in outcrop, with minor pyrite and pyrrhotite mineralization, was collected near the contact with an ultramafic volcanic unit. The sample assayed 3.39 grams/tonne gold.

One sample of oxide iron formation in outcrop, with fine dark bands of magnetite, trace sulphide and minor biotite, chlorite and quartz, was collected 17 kilometres northeast of the original Rainbow claims. The sample assayed 26.5 grams/tonne gold. A geological field duplicate sample assayed 18.25 grams/tonne gold.

Fifteen boulder samples were taken from the Rainbow Main Zone area, the site of previously discovered anomalous nickel grade boulders and outcrop. Five massive sulphide samples assayed from 1.93% to 2.23% nickel, 0.25% to 0.27% copper and 30.1% to 37.4% sulphur. Ten disseminated to net textured sulphide samples assayed from 0.38% to 0.67% nickel, 0.08% to 0.10% copper and 5.54% to 9.71% sulphur.

The Company and Falconbridge Limited staked 15 contiguous claim blocks totalling approximately 145 square kilometres adjacent to the original Rainbow claims as a result of the gold values in drill core and surface samples described above. The new claims cover the oxide iron formation described above as well as other potential target areas. There has been sporadic exploration for gold in the area over the past 50 years and there is evidence of some historical drilling near the oxide iron formation outcrop covered by the new claims. The total size of the Rainbow Project is now approximately 325 square kilometres.

The Company and Falconbridge are currently reviewing all of the data on the Rainbow Project before a decision is made with respect to conducting further nickel exploration on the Property. All available regional data will be reviewed in order to formulate a gold exploration plan.

As of November 30, 2004, the Company has expended a total of $1,600,638 on the Rainbow Project. The Company has met its exploration commitment of $1,500,000 by May 31, 2005 and accordingly the option agreement is in good standing.

Results of Operations

The Company incurred a loss of $5,511,836 (2003 - $883,784). The Company’s loss per share was $0.06 for 2004 compared to a loss per share of $0.01 for 2003. The 2004 loss is higher than 2003 due to three main factors: 1) the Company wrote-off $2,629,601 (2003 - $nil) of deferred exploration acquisition costs as at November 30, 2004; 2) the Company spent $2,018,291 more on exploration; and 3) the Company recorded a net loss of $472,203 in its equity investment in Knight Resources Ltd. compared to a net gain of $40,923 in 2003.

The Company expended $1,600,638 (2003 - $nil) on the Rainbow Project, $829,232 (2003 - $274,857) on its Stephens Lake Project and $nil (2003 - $131,141) on its Labrador Regional Project. The Labrador Regional exploration agreement with Falconbridge expired on December 31, 2003.

Promotion and travel have both decreased in 2004 compared to 2003 because Management did not spend as much time traveling throughout Canada and Europe, and undertaking fund raising activities. During 2003, the Company revised and updated its internet website and printed significantly more promotional material.

The Company’s administration and management fees were $187,075 (2003 - $403,167). Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required less management time during the nine months ended November 30, 2004 compared to the same period of 2003.

The Company paid an arms-length private company $69,000 (2003 - $72,000) for accounting, secretarial and general administrative services and paid the same company $12,000 (2003 - $36,000) for rent.

As at November 30, 2004, the Company owns 10,360,750 common shares of Knight Resources Ltd. (“Knight”) which is approximately 20% of the issued and outstanding common shares of Knight. As at November 30, 2004, the Company held 5,800,000 share purchase warrants of Knight exercisable at $0.15 per share, expiring on March 25, 2005.

The Company’s third quarter share of Knight’s net loss was $238,850 (2003 - $414,311). The decrease is mainly attributed to Knight expending more on exploration over the three months ended November 30, 2003 compared to 2004. The Company reported a gain on deemed disposition of Knight of $56,319 (2003 - $165,131) as a result of share issuances by Knight. The gain was smaller in 2004 compared to 2003 because the Company’s percentage of ownership of Knight was roughly 5% more during the three months ended November 30, 2003 compared to the same period ended November 30, 2004 and Knight issued fewer common shares during 2004 compared to 2003.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position at November 30, 2004 was $950,246 compared to $3,677,562 at February 29, 2004, a decrease of $2,727,316.

The primary reasons for the decrease in working capital during the nine months ended November 30, 2004 are: 1) $2,430,040 spent on exploration; 2) $330,000 used to exercise 2,200,000 share purchase warrants into 2,200,000 common shares of Knight; and 3) approximately $450,000 spent on general and administrative expenses. During the nine months ended November 30, 2004, the Company raised $432,730 through equity financing.

The Company did not raise any funds through debt or equity financing during the three months ended November 30, 2004.

The Company has met its May 31, 2005 $1,500,000 exploration commitment on the Rainbow Project and its December 31, 2004 $1,000,000 exploration commitment on the Stephens Lake Project. Subsequent to November 30, 2004, the Company exercised 2,000,000 share purchase warrants into 2,000,000 common shares of Knight at a cost of $300,000.

It is anticipated that the Company will have the necessary funds available to meet its fourth quarter operating costs. However, without additional financing the Company will not have sufficient funds to exercise, at a cost of $570,000, the 3,800,000 warrants it holds in Knight or incur any substantial amount of exploration expenditures.

The Company does not generate sufficient cash flow from operations to fund its exploration activities, its acquisitions and its administration costs. The Company is reliant on equity financing to provide the necessary cash to continue its operations. There can be no assurance that equity financings will be available to the Company in the future that will be obtained on terms satisfactory to the Company.

The following table summarizes the Company’s contractual obligations:

[Graphic]Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

[Graphic]
The Company’s quarterly loss has generally increased every quarter over the last eight quarters because the Company has been spending more on exploration during this time. Interest income has decreased over the last eight quarters due to lower interest rates on investments and lower amounts of cash on hand to invest in short term investments.

Related Party Transactions

The Company’s transactions with related parties are disclosed in note 7 of the consolidated financial statements. In particular, the Company paid $62,525 (2003 - $144,667) to the President, $44,500 (2003 - $141,000) to the CEO and $13,650 (2003 - $45,500) to the exploration manager for management and technical services.

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent of its executive offices and $500 per month for operating costs. The Company has a director in common with ViewNorth Properties Ltd.

Outstanding Share Data

As at January 21, 2005, the Company had the following securities issued and outstanding:

Common shares96,412,791
Stock options11,732,858
Share purchase warrants22,354,388

Investor Relations

The Company responded to shareholder inquiries throughout the year. In March 2004, the Company participated in, and had a booth at, the Prospector and Developers Association Conference in Toronto. The Company also had a booth at an investment conference in St. John’s, Newfoundland & Labrador in June 2004.

During the nine months ended November 30, 2004, the Company paid Institutional Market Communications Inc. $3,000 per month pursuant to an Investor Relations agreement.

Directors and Officers

David Patterson   Director and CEO
Harvey Keats   Director and President
Kerry Sparkes   Director
Ken Thorsen   Director
Laurie Sadler   Director
Andrew Stewart   Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended February 28(29), 2004 and 2003 and the Company’s Information Circular dated July 9, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.donner-minerals.com.

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